Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2026

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

(Unaudited)

	June 30,	December 31,
	2026	2025

Assets
Current
Cash and cash equivalents (Note 2)	$432,531,904	$39,959,201
Short-term investments (Note 2)	363,809,999	273,439,102
Accounts receivable (Note 10)	389,772	-
Prepaids and other current assets (Note 4)	2,754,532	1,063,528
	799,486,207	314,461,831
Long term deposit (Note 15)	375,812	208,125
Deferred customer consideration (Note 24 )	30,142,069	-
Loan receivable (Note 22)	30,644,384	-
Investments (Note 23)	2,955,150	-
Property and equipment (Note 6)	15,851,816	12,233,828
Patents and licenses (Note 7)	576,028	556,375
Right of use assets (Note 8)	1,773,843	1,112,279
	$881,805,309	$328,572,438
Liabilities
Current
Accounts payable and accrued liabilities (Note 9)	$4,433,795	$1,639,543
Convertible debt (Note 5)	5,800,000	5,800,000
Lease liability (Note 8)	391,548	236,304
Derivative warrant liability (Note 21)	22,020,827	135,631,585
Contract liability (Note 10)	45,412	445,840
	32,691,582	143,753,272
Non-current lease liability (Note 8)	1,606,311	1,029,894
	34,297,893	144,783,166
Shareholders’ Equity
Share capital (Note 11(b))	720,134,275	443,076,163
Warrants (Note 12)	435,942,629	30,599,602
Contributed surplus (Note 13)	14,507,999	9,329,724
Accumulated other comprehensive loss	(2,301,007)	(2,121,883)
Deficit	(320,776,480)	(297,094,334)
	847,507,416	183,789,272
	$881,805,309	$328,572,438

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Robert Tirva
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025

Revenue (Note 3)	$569,925	$268,469	$1,073,314	$435,229

Operating expenses
Selling, marketing and administration (Note 20)	13,767,138	5,273,193	26,300,351	10,462,255
Research and development (Note 20)	6,993,258	3,752,352	12,833,592	8,266,459
Operating expenses	20,760,396	9,025,545	39,133,943	18,728,714
Operating loss before the following	(20,190,471)	(8,757,076)	(38,060,629)	(18,293,485)
Interest expense (Note 8)	(67,894)	(30,925)	(114,411)	(63,711)
Other income, including interest	4,299,496	533,308	8,269,787	1,061,090
Unrealized foreign exchange	(910,975)	(1,448,691)	(910,975)	(1,448,691)
Fair value adjustment to derivative warrant liability (Note 21)	5,531,784	(7,559,991)	7,134,082	7,822,980
Net loss	(11,338,060)	(17,263,375)	(23,682,146)	(10,921,817)

Deficit, beginning of period	(309,438,420)	(264,645,290)	(297,094,334)	(270,986,848)
Net loss	(11,338,060)	(17,263,375)	(23,682,146)	(10,921,817)
Deficit, end of period	$(320,776,480)	$(281,908,665)	$(320,776,480)	$(281,908,665)
Basic and diluted loss per share (Note 14)	$(0.07)	$(0.21)	$(0.15)	$(0.14)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025

Net loss	$(11,338,060)	$(17,263,375)	$(23,682,146)	$(10,921,817)

Other comprehensive income (loss)
Exchange differences on translating foreign operations	145,005	1,765,327	(179,124)	1,600,496
Comprehensive income (loss)	$(11,193,055)	$(15,498,048)	$(23,861,270)	$(9,321,321)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Six Months Ended June 30,	2026	2025
Share Capital
Beginning balance	$443,076,163	$223,742,335
Funds from the exercise of warrants	665,304	4,673,721
Fair value assigned to warrants exercised	6,307,568	2,380,831
Value assigned to vested RSUs	375,445	-
Funds from the exercise of stock options	869,404	1,079,658
Fair value assigned to stock options exercised	1,749,952	2,218,084
Funds from common shares issued on private placement or public offerings	550,000,026	30,000,000
Fair value of warrants issued on private placement	(275,031,848)	(20,077,238)
Share issue costs	(7,877,739)	(127,694)
June 30,	720,134,275	243,889,697
Warrants
Beginning balance	30,599,602	11,157,738
Fair value of warrants reclassified from derivative warrant liability	131,444,528	-
Fair value assigned to warrants exercised	(1,133,349)	(2,015,951)
Fair value of warrants issued on private placement	275,031,848	20,077,238
June 30,	435,942,629	29,219,025
Contributed Surplus
Beginning balance	9,329,724	58,724,750
Stock-based compensation	7,303,672	2,007,275
Fair value of stock options exercised	(1,749,952)	(2,218,084)
Fair value of vested RSUs	(375,445)	-
June 30,	14,507,999	58,513,941
Accumulated Other Comprehensive Loss
Beginning balance	(2,121,883)	(1,949,088)
Other comprehensive loss attributable to common shareholders - translation adjustment	(179,124)	1,600,496
June 30,	(2,301,007)	(348,592)
Deficit
Beginning balance	(297,094,334)	(270,986,848)
Net income (loss)	(23,682,146)	(10,921,817)
June 30,	(320,776,480)	(281,908,665)
Total shareholders’ equity	$847,507,416	$49,365,406

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Six Months Ended June 30,	2026	2025

CASH (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

Net loss	$(23,682,146)	$(10,921,817)
Adjustments for:
Depreciation of property and equipment (Note 6)	1,753,561	1,357,008
Amortization of right of use asset (Note 8)	186,757	114,475
Amortization of patents and licenses (Note 7)	44,335	48,199
Other non cash items	-	189,560
Non-cash interest	114,411	63,711
Stock-based compensation (Note 13)	7,303,672	2,007,275
Unrealized exchange gain	37,061	(350,497)
Fair value adjustment to derivative warrant liability (Note 21)	(7,134,082)	(7,822,980)
	(21,376,431)	(15,315,066)
Net change in non-cash working capital accounts:
Accounts receivable	(394,667)	-
Prepaid and other current assets	(1,709,604)	(313,241)
Accounts payable and accrued liabilities	2,803,346	(1,090,229)
Contract liabilities	(402,610)	-
Cash flows used in operating activities	(21,079,966)	(16,718,536)
INVESTING ACTIVITIES
Purchase of short-term investments	(141,370,897)	(41,578,598)
Proceeds from the sale of short-term investments	51,000,000	-
Long term deposit	(167,687)	-
Purchase of property and equipment (Note 6)	(5,444,848)	(2,587,818)
Purchase of patents and licenses (Note 7)	(63,988)	(46,537)
Investment (Note 23)	(2,955,150)	-
Loan receivable (Note 22)	(30,644,384)	-
Cash flows used in investing activities	(129,646,954)	(44,212,953)
FINANCING ACTIVITIES
Issue of common shares, net of share issue costs (Note 11)	543,656,995	35,625,685
Payment of lease liability (Note 8)	(201,555)	(99,448)
Cash flows from financing activities	543,455,440	35,526,237

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(155,817)	626,453

NET CHANGE IN CASH AND CASH EQUIVALENTS	392,572,703	(24,778,799)
CASH AND CASH EQUIVALENTS, beginning of period	39,959,201	37,143,759

CASH AND CASH EQUIVALENTS, end of period	$432,531,904	$12,364,960

Cash and cash equivalents consist of cash in current accounts of $404,211,716 (2025 - $1,759,709) and funds invested in US and Canadian Term Deposits and high interest savings accounts of $28,320,188 (2025 - $38,199,492) earning interest at rates ranging from 2.25% - 3.24% and maturing in less than one year.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	NATURE OF OPERATIONS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data center and tele-communications markets. The Company’s common shares are listed on the Nasdaq under the symbol “POET”. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These unaudited consolidated financial statements of the Company were approved by the Board of Directors of the Company on August 13, 2026.

These consolidated financial statements have been prepared using IFRS Accounting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

These condensed unaudited consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2025.

The preparation of financial statements in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies disclosed in Note 2 of its consolidated financial statements for the year ended December 31, 2025. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of consolidation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. (“ODIS”), Opel Solar Inc. (“OPEL”), BB Photonics Inc. (“BB Photonics”), POET Technologies Pte Ltd. (“PTS”), POET Optoelectronics Shenzhen Co., Ltd (“POET Shenzhen”), POET Technologies Sdn. Bhd. (“PTM”), and Super Photonics Xiamen Co., Ltd (“SPX”). Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances and transactions have been eliminated on consolidation.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Critical accounting judgments and significant estimates and uncertainties

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

The determination of whether a corporate entity or set of assets acquired, and liabilities assumed, constitute a business may require the Company to make certain judgements, considering all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or economic benefits. SPX was determined to constitute an acquisition of assets.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Valuation of share-based compensation, derivative warrant liability and deferred customer consideration

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and derivative warrant liability. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Deferred customer consideration

Significant judgment and estimation is required in determining the timing and amount of customer consideration in connection with the supply agreement with a customer as outlined in Note 24. Management evaluates each vesting tranche based on the level of contractual commitment underlying the applicable vesting milestone. The grant-date fair value is recognized as deferred customer consideration over the contract term, with a corresponding increase in derivative warrant liability, based on the number of awards expected to vest for non-market vesting conditions.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Foreign currency translation

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

The following table presents the jurisdiction under which each entity in the group is incorporated and the functional currency of each entity:

Entity	Incorporating Jurisdiction	Functional Currency
POET Technologies Inc	Canada	US dollars (1)
ODIS	United States of America	US dollars
OPEL	United States of America	US dollars
BB Photonics	United States of America	US dollars
PTS	Singapore	Singapore dollar
PTM	Malaysia	Malaysian Ringgit
POET Shenzhen	China	Renminbi
SPX	China	Renminbi

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss. Elements of equity are translated at historical rates.

(1) Effective October 1, 2025, management determined that the Canadian entity’s functional currency changed from the Canadian dollar to the U.S. dollar due to a shift in the primary economic environment, being the change in primary sources of funding of the Canadian entity. In accordance with IAS 21, the change was applied prospectively. All assets, liabilities, and equity were translated into U.S. dollars using the exchange rate on the date of change, and these amounts became the new historical carrying values.

This resulted in adjustments of ($28,058,114) to share capital, ($204,117) to warrants, ($8,255,576) to contributed surplus and $36,855,727 to deficit. Further, changes to the derivative warrant liability (note 21), resulted in adjustments of ($14,961,966) to warrants and ($35,732,933) to contributed surplus. These amounts are presented as “adjustment due to change in functional currency” on the consolidated statements of changes in shareholders’ equity.

Financial Instruments

Financial assets held with an objective to hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest are measured at amortised cost using the effective interest method. Debt investments held with an objective to hold both assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of fair value are measured at FVTOCI. All other financial assets are classified and measured at fair value through profit or loss (“FVTPL”). Financial liabilities are classified as either FVTPL or other financial liabilities, and the portion of the change in fair value that relates to the Company’s credit risk is presented in other comprehensive income (loss). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net income (loss). Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL, are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in consolidated net income (loss).

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, deposit, loan receivable, accounts payable and accrued liabilities, convertible debt, and derivative warrant liability.

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. No impairment loss has been reported for the current period.

Derivative financial instruments

The Company issues warrants exercisable in a currency other than the Company’s functional currency and warrants that are exercisable into a variable number of shares and as a result, the warrants are derivative financial instruments. Derivative financial instruments are initially recognized at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss. Transaction costs are recognized in profit or loss as incurred.

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost
Accounts receivable	Amortized cost
Loan receivable	Fair value through profit and loss (FVTPL)
Investment	Fair value through profit other comprehensive income (FVTOCI)

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Convertible debt	Amortized cost
Derivative warrant liability	Fair value through profit and loss (FVTPL)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

Short-term investments

The short-term investments of $363,809,999 (2025 - $273,439,102) consist of guaranteed investment certificates (GICs) held with Canadian chartered banks and earn interest at rates ranging from 3.4% to 4.91%, that mature within one year.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, term of the lease
Office equipment	Straight Line, 3 - 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Sale of goods

Revenue from the sale of goods is recognized, net of discounts and customer rebates, at the point in time the transfer of control of the related products has taken place as specified in the sales contract and collectability is reasonably assured.

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue (“NRE”) where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

Other income

Interest income

Interest income on cash and cash equivalents, short-term investments and loan receivable is recognized as earned using the effective interest method.

Stock-based compensation

Stock options awarded to non employees are measured using the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case measurement is based on the fair value of the stock options. Stock options awarded to employees are accounted for using the fair value method. The fair value of such stock options granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant. When stock options are exercised, the proceeds received, together with any related amount in the reserves, are credited to share capital. In the event share options are forfeited prior to vesting, the associated fair value recorded to date is reversed.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Valuation of equity units issued in private placements

When the Company issues warrants that are exercisable in the Company’s functional currency, the proceeds from the issue of units is allocated between common shares and common share purchase warrants on a residual values basis as follows: the fair value of the common shares is based on the subscription price of the units issued and the fair value of the common share purchase warrants is determined using the Black-Scholes Option Pricing Model. The fair value of warrants that expire, is reversed to contributed surplus.

Loss per share

Basic loss per share, net of taxes is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and it has the right to direct the use of the asset.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. The right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise of fixed payments, variable lease payments, and amounts expected to be payable at the end of the lease term.

The Company has elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

Future standards not yet adopted

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. This standard aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact the new standard will have on its consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	REVENUE

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. During the three and six months ended June 30, 2026, the Company recognized $569,925 and $1,073,314 (2025 - $268,469 and $435,229) respectively from non-recurring engineering services and product sales. The NRE is recognized over time while the product sales are recorded at a point in time.

4.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	June 30,	December 31,
	2026	2025

Sales tax recoverable and other current assets	$1,184,866	$208,888
Prepaid expenses	1,569,666	854,640
	$2,754,532	$1,063,528

5.	ACQUISITION

On December 31, 2024, the Company acquired Xiamen Sanan Integrated Circuit Co, Ltd.’s (“Sanan IC’s”) 24.8% interest in SPX in exchange for a convertible debt of $6,500,000. The acquisition cost will be paid over a period of five (5) years. The unpaid balances are interest free and will be settled based on the following schedule:

October 31, 2025	$700,000	(Paid)
October 31, 2026	$1,000,000
October 31, 2027	$1,300,000
October 31, 2028	$1,600,000
October 31, 2029	$1,900,000

At any time before the convertible debt is fully settled, Sanan IC has the right to convert any remaining unpaid amounts due into shares of common stock of the Company. The conversion shall be executed at a conversion price equal to the greater of: (a) the volume weighted average closing price (“VWAP”) of the common stock of the Company as reported by the NASDAQ Capital Market for thirty (30) days prior to the conversion date, or (b) the closing price of the common stock of the Company as reported by the NASDAQ Capital Market the day prior to the conversion date.

The acquisition of Sanan IC’s 24.8% interest in SPX, under which the Company obtains full control over SPX, was determined to be an asset acquisition because SPX did not meet the threshold of a business as defined by IFRS 3.

The Company determined that the convertible debt represents a hybrid financial instrument that contains 1) a host debt principal component, 2) a market price conversion feature that is a non-derivative with a value of nil that is not separable from the host debt and, 3) the VWAP conversion option that is a derivative with a nil value. As Sanan IC can exercise the conversion option at any time, the convertible debt is classified as current liability.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	ACQUISITION (Continued)

The assessment of the purchase price allocation on the date of purchase has been determined as follows:

Fair value consideration paid

Convertible debt to be paid over five years	$6,500,000

Recognized amounts of identifiable net assets:

Cash	$97,833
Other non-current assets	237,216
Accounts payable	(388,470)
Payables to the Company	(299,266)

Net assets (liabilities) acquired	$(352,687)

Loss on acquisition	$6,852,687

$6,500,000

6.	PROPERTY AND EQUIPMENT

	Equipment not	Leasehold	Machinery and	Office
	in service	improvements	equipment	equipment	Total

Cost
Balance, January 1, 2025	$8,710,149	$729,523	$9,637,385	$199,073	$19,276,130
Additions, net of returns	930,036	229,060	1,025,757	70,254	2,255,107
Disposals	-	-	(30,433)	-	(30,433)
Reclassification	(8,363,829)	-	8,363,829	-	-
Effect of changes in foreign exchange rates	(9,893)	32,932	187,792	4,985	215,816
Balance, December 31, 2025	1,266,463	991,515	19,184,330	274,312	21,716,620
Additions	3,355,391	526,577	1,423,825	139,055	5,444,848
Reclassification	(219,181)	166,116	53,065	-	-
Effect of changes in foreign exchange rates	(29,478)	(8,792)	(33,886)	(1,143)	(73,299)
Balance, June 30, 2026	4,373,195	1,675,416	20,627,334	412,224	27,088,169

Accumulated Depreciation
Balance, January 1, 2025	-	105,620	6,236,611	176,217	6,518,448
Depreciation for the year	-	175,662	2,786,708	22,770	2,985,140
Disposals	-	-	(20,796)	-	(20,796)
Balance, December 31, 2025	-	281,282	9,002,523	198,987	9,482,792
Depreciation for the period	-	144,969	1,581,865	26,727	1,753,561
Balance, June 30, 2026	-	426,251	10,584,388	225,714	11,236,353

Carrying Amounts
At December 31, 2025	$1,266,463	$710,233	$10,181,807	$75,325	$12,233,828
At June 30, 2026	$4,373,195	$1,249,165	$10,042,946	$186,510	$15,851,816

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.	PATENTS AND LICENSES

Cost
Balance, January 1, 2025	$1,335,044
Additions	46,537
Balance, December 31, 2025	1,381,581
Additions	63,988
Balance, June 30, 2026	1,445,569

Accumulated Amortization
Balance, January 1, 2025	728,336
Amortization during the year	96,870
Balance, December 31, 2025	825,206
Amortization during the period	44,335
Balance, June 30, 2026	869,541

Carrying Amounts
At December 31, 2025	$556,375
At June 30, 2026	$576,028

8.	RIGHT OF USE ASSET AND LEASE LIABILITY

The Company recognizes a lease liability and right of use asset relating to its commercial leases. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate of 12% - 16%.

Right of use asset	Building

Cost
Balance, January 1, 2025	$1,307,876
Additions	707,618
Lease modification	(160,454)
Effect of changes in foreign exchange rates	36,565
Balance, December 31, 2025	1,891,605
Additions	848,814
Lease modification	-
Effect of changes in foreign exchange rates	(493)
Balance, June 30, 2026	$2,739,926

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	RIGHT OF USE ASSET AND LEASE LIABILITY (continued)

Accumulated Amortization
Balance, January 1, 2025	$609,731
Amortization during the year	233,889
Lease modification	(64,294)
Balance, December 31, 2025	779,326
Amortization during the period	186,757
Balance, June 30, 2026	$966,083

Carrying Amounts
At December 31, 2025	$1,112,279
At June 30, 2026	$1,773,843

Lease liability
Balance, January 1, 2025	$742,418
Interest expense	144,046
Additions	690,151
Lease payments	(223,403)
Lease modification	(109,538)
Effect of changes in foreign exchange rates	22,524
Balance, December 31, 2025	1,266,198
Interest expense	114,411
Additions	822,519
Lease payments	(201,555)
Effect of changes in foreign exchange rates	(3,714)
Balance, June 30, 2026	$1,997,859
Less: current portion	$(391,548)
Non-current portion	$1,606,311

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2026	2025

Trade payable	$2,393,443	$1,236,210
Payroll related liabilities	2,016,999	247,968
Accrued liabilities	23,353	155,365
	$4,433,795	$1,639,543

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	ACCOUNTS RECEIVABLE AND CONTRACT LIABILITIES

Revenue Contract Balances

	Contract
	Receivables	Liabilities

Opening balance, January 1, 2025	$7,257	$-
Customer deposits	-	1,175,000
Changes due to payment, fulfillment of performance obligations or other	(732,257)	-
Revenues recognized	725,000	(725,000)
Effect of changes in foreign exchange rates	-	(4,160)
Balance, December 31, 2025	-	445,840
Customer deposits	-	230,000
Revenues recognized	630,000	-
Changes due to payment, fulfillment of performance obligations or other	(240,228)	(630,428)
Balance, June 30, 2026	$389,772	$45,412

11.	SHARE CAPITAL

(a)	AUTHORIZED Unlimited number of common shares One special voting share
(b)	COMMON SHARES ISSUED

	Number of
	Shares	Amount

Balance, January 1, 2025	76,507,157	$223,742,335
Funds from common shares issued on private placement	45,326,019	280,000,001
Fair value of warrants issued on private placement	-	(88,176,282)
Share issue costs	-	(8,048,167)
Funds from the exercise of stock options	3,944,589	5,441,922
Fair value of stock options exercised	-	11,513,569
Funds from the exercise of warrants	6,243,761	15,847,899
Fair value of warrants exercised	-	30,813,000
Adjustment due to change in functional currency	-	(28,058,114)
Balance, December 31, 2025	132,021,526	443,076,163
Funds from the exercise of stock options	605,026	869,404
Fair value of stock options exercised	-	1,749,952
Funds from the exercise of warrants	599,001	665,304
Fair value of warrants exercised	-	6,307,568
Fair value assigned to vested RSUs	72,340	375,445
Funds from common shares issued on private placement or public offerings	39,737,276	550,000,026
Fair value of warrants issued on private placement	-	(275,031,848)
Share issue costs	-	(7,877,739)
Balance, June 30, 2026	173,035,169	$720,134,275

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

The following financings were completed during the period:

May 22, 2025

On May 22, 2025, the Company raised gross proceeds of CA$41,574,279 ($30,000,000) from the issuance of 6,000,000 units through a non brokered private placement financing at a price CA$6.92 ($5.00). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 6,000,000 common shares for a period of five (5) years from the date of closing at a price of CAD$8.32 ($6.00) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.96%, volatility of 88.65%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $20,077,238.

July 17, 2025

On July 17, 2025, the Company raised gross proceeds of CA$34,000,000 ($25,000,000) from the issuance of 5,000,000 units through a non brokered private placement financing at a price CA$6.80 ($5.00). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 5,000,000 common shares for a period of five (5) years from the date of closing at a price of CAD$8.16 ($6.00) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.1%, volatility of 88.65%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $16,629,514.

October 7, 2025

On October 7, 2025, the Company raised gross proceeds of CA$104,625,002 ($75,000,000) from the issuance of 13,636,364 units through a non brokered private placement financing at a price CA$7.67 ($5.50). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 5,000,000 common shares for a period of five (5) years from the date of closing at a price of CAD$9.78 ($7.03) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.71%, volatility of 91.875%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $51,469,530.

October 28, 2025

On October 28, 2025, the Company raised gross proceeds of $150,000,000 from the issuance of 20,689,655 common shares through a brokered registered direct offering at a price $7.25. The Company paid approximately $7,585,000 in fees related to this offering. The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.1%, volatility of 88.65%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $16,629,514.

January 23, 2026

On January 23, 2026, the Company raised gross proceeds of $150,000,006 from the issuance of 20,689,656 common shares through a brokered registered direct offering at a price $7.25. The Company paid $7,657,002 in fees related to this offering.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

May 18, 2026

On May 18, 2026, the Company raised gross proceeds of $400,000,020 from the issuance of 19,047,620 units through a non brokered registered offering at a price $21.00. Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 19,047,620 common shares for a period of five (5) years from the date of closing at a price of $26.25 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.15%, volatility of 121.36%, and estimated life of 3 years. The estimated fair value assigned to the warrants was $275,031,848.

12.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants:

	Historical	Number of
	Average Exercise	Warrants/ Compensation	Historical
	Price	options	Fair value

Balance, January 1, 2025	$1.05	18,972,338	$11,157,738
Fair value of warrant issued on private placement	3.34	11,000,000	36,706,752
Other warrants issued on private placement (1)	-	13,636,364	-
Adjustment due to change in functional currency	-	-	(15,166,108)
Historical fair value assigned to warrants exercised	1.07	(1,961,733)	(2,098,780)
Other warrants exercised (1)		(4,282,028)	-
Balance, December 31, 2025	3.77	37,364,941	30,599,602
Fair value of warrants reclassified from derivative warrant
liability	4.57	-	131,444,528
Other warrants issued (1)	-	22,921,408	-
Fair value of warrants issued on public offering	26.25	19,047,620	275,031,848
Historical fair value assigned to warrants exercised	1.09	(599,001)	(1,133,349)
Balance, June 30, 2026	$4.39	78,734,968	$435,942,629

(1) The fair value of these warrants is included in derivative warrant liability (Note 21).

The following table reflects the details of warrants:

	Exercise	Balance	Warrants	Warrants	Balance
Expiry Date	Price	January 1, 2026	Issued	Exercised	June 30, 2026

Jan 24, 2029	1.09	493,508	-	(395,809)	97,699
Jan 24, 2029	1.11	2,075,682	-	(203,192)	1,872,490	(1)
May 10, 2029	3.10	2,048,275	-	-	2,048,275	(1)
July 19, 2029	4.00	3,333,334	-	-	3,333,334
Sep 25, 2029	5.00	2,000,000	-	-	2,000,000
Dec 4, 2029	6.00	2,777,778	-	-	2,777,778
May 22, 2030	6.06	6,000,000	-	-	6,000,000	(1)
Jul 17, 2030	5.94	5,000,000	-	-	5,000,000	(1)
Oct 7, 2030	7.12	13,636,364	-	-	13,636,364	(1)
May 18, 2029	26.25	-	19,047,620	-	19,047,620
May 13, 2035	8.25	-	22,921,408	-	22,921,408	(2)
	$1.09 - $7.12	37,364,941	41,969,028	(599,001)	78,734,968

(1) These warrants were initially priced in CAD and their fair values were classified as derivative warrant liability at December 31, 2025. On March 6, 2026, they were repriced from CAD into USD on the basis of a currency exchange rate of US$1.00 = CAD$0.7285, representing the three month average currency exchange rate posted by the Bank of Canada as of the close of business on March 6, 2026. Their fair value on that date was reclassified to warrants.

(2) Of the 22,921,408 warrants granted, only 2,292,140 have vested and are exercisable (Note 24).

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 26, 2026, shareholders of the Company approved the amendment to the Company’s fixed 20% omnibus equity incentive plan (the “Omnibus Plan”). The Omnibus Plan provides flexibility to the Company to grant different forms of equity based incentive awards to directors, officers, employees and consultants. The Omnibus plan provides the Company with the choice of granting stock options (“Options”), share units (“Share Units”) and deferred share units (“DSUs”). The Omnibus Plan provides that the maximum number of common shares issuable pursuant to awards granted under the Omnibus Plan and pursuant to other previously granted awards is limited to 34,592,565 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. Awards vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the Omnibus Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

		Historical
		Weighted average
,	Number of	Exercise
	Options	Price

Balance, January 1, 2025	9,562,224	$1.47
Expired/cancelled	(345,091)	2.38
Exercised	(3,944,589)	1.43
Granted	555,000	5.13
Balance, December 31, 2025	5,827,544	1.93
Expired/cancelled	(3,125)	1.79
Exercised	(605,026)	1.36
Granted	150,000	6.33
Balance, June 30, 2026	5,369,393	$2.10

During the six months ended June 30, 2026, the Company granted 150,000 (six months ended June 30, 2025 - 505,000) stock options to employees and consultants of the Company to purchase common shares at an average price of $6.33 (six months ended June 30, 2025 - $4.16) per share.

During the six months ended June 30, 2026, the Company recorded stock-based compensation of $7,303,672 (six months ended June 30, 2025 - $2,004,224) relating to stock options and RSUs.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

Three Months Ended June 30,	2026	2025

Weighted average exercise price	$6.33	$4.16
Weighted average risk-free interest rate	4.18%	3.02%
Weighted average dividend yield	0%	0%
Weighted average volatility	90.24%	87.12%
Weighted average estimated life	10 years	10 years
Weighted average share price	$6.33	$4.16
Share price on the various grant dates:	$6.33	$3.69 - $4.34
Weighted average fair value	$5.54	$3.16

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at June 30, 2026 are as follows:

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Options Outstanding				Options Exercisable
		Historical	Weighted		Historical
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price

$0.76 - $1.27	2,494,362	$1.27	5.84	1,823,272	$1.27
$1.28 - $3.03	1,674,958	$1.69	7.91	1,022,458	$1.63
$3.04 - $6.60	1,200,073	$4.41	8.66	359,136	$4.12
	5,369,393	$2.10	7.12	3,204,866	$1.70

Restricted Share Units (RSUs)

During the three months ended June 30, 2026, the Company granted 79,669 RSUs to directors, officers and employees under the the Company’s Omnibus Plan. The RSUs were granted at a weighted average fair value of $6.33 per unit. The RSUs granted during the period will vest 33% yearly over three years.

Details of the RSU grants are as follows:

	Weighted Average Grant
	Price ($)	Number

Balance, January 1, 2025	-	-
Granted	5.45	3,183,038
Balance, December 31, 2025	5.45	3,183,038
Granted	7.08	789,104
Released	5.22	(72,340)
Expired/cancelled	6.60	(13,849)
June 30, 2026		3,885,953

14.	LOSS PER SHARE

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Basic income (loss) per share
Numerator
Net loss	$(11,338,060)	$(17,263,375)	$(23,682,146)	$(10,921,817)
Denominator
Weighted average number of common shares outstanding - basic	162,367,291	81,053,634	154,906,270	79,294,148
Basic loss per share	$(0.07)	$(0.21)	$(0.15)	$(0.14)

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on four facilities; head office located in Toronto, Canada, and operating facilities located in Malyasia, Singapore and China. The Company has expanded its operating facilities in Singapore, as a result it entered into a lease arrangement on October 1, 2024, expiring March 1, 2030. A security deposit in the amount of $375,812 was placed with the landlord. The lease on the Company’s operating facilities in China was entered into on December 20, 2024 and expires on December 19, 2027. As of June 30, 2026, the Company’s head office and operating facilities in Malaysia were on month-to-month lease terms.

Remaining minimum annual rental payments to the lease expiration dates are as follows:

July 1, 2026 to December 31, 2026	$290,037
2027 and beyond	2,323,694
$2,613,731

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2026		June 30,
	2026	2025	2026	2025

Salaries	$1,251,669	$574,506	$6,396,507	$2,530,728
Share-based payments (1)	2,515,928	529,994	4,763,852	1,220,317
Total	$3,767,597	$1,104,500	$11,160,359	$3,751,045

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

17. SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semiconductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operations is below:

OPEL, ODIS, POET Shenzhen, PTM, SPX and PTS

OPEL, ODIS, POET Shenzhen, PTM, SPX and PTS are the designers and developers of the POET Optical Interposer platform and optical engines based on the POET Optical Interposer platform.

BB Photonics

BB Photonics developed photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enabled the partial integration of active and passive devices into photonic integrated circuits. BB Photonics’ operation is currently dormant.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

On a consolidated basis, the Company operates geographically in China and Singapore (collectively “Asia”), the United States and Canada. Geographical information is as follows:

	2026
As of June 30,	Asia	US	Canada	Consolidated
Current assets	$2,768,509	$21,810,127	$774,907,571	$799,486,207
Long term deposit	375,812	-	-	375,812
Loan receivable	-	-	30,644,384	30,644,384
Investment	-	-	2,955,150	2,955,150
Property and equipment	15,593,832	257,984	-	15,851,816
Patents and licenses	-	576,028	-	576,028
Right of use assets	1,773,843	-	-	1,773,843
Deferred customer consideration	-	-	30,142,069	30,142,069
Total Assets	$20,511,996	$22,644,139	$838,649,174	$881,805,309

For the Six Months Ended June 30,	Asia	US	Canada	Consolidated
Revenue	$1,073,314	$-	$-	$1,073,314
Selling, marketing and
administration	(4,070,267)	(10,308,962)	(11,921,122)	(26,300,351)
Research and development	(12,676,893)	(43,539)	(113,160)	(12,833,592)
Interest expense	(114,411)	-	-	(114,411)
Fair value adjustment to derivative
warrant liability	-	-	7,134,082	7,134,082
Unrealized exchange gain	-	-	(910,975)	(910,975)
Other income, including
Interest	4,575	-	8,265,212	8,269,787
Net income (loss)	$(15,783,682)	$(10,352,501)	$2,454,037	$(23,682,146)

	2025
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$1,325,632	$358,665	$312,777,534	$314,461,831
Long-term deposit	208,125	-	-	208,125
Property and equipment	11,914,787	319,041	-	12,233,828
Patents and licenses	-	556,375	-	556,375
Right of use assets	1,112,279	-	-	1,112,279
Total Assets	$14,560,823	$1,234,081	$312,777,534	$328,572,438

For the Six Months Ended June 30,	Asia	US	Canada	Consolidated
Revenue	$435,229	$-	$-	$435,229
Selling, marketing and administration	(2,219,461)	(2,547,628)	(5,695,166)	(10,462,255)
Research and development	(7,171,765)	(1,024,791)	(69,903)	(8,266,459)
Interest	(63,711)	-	-	(63,711)
Unrealized exchange gain (loss)	596,087	-	(2,044,778)	(1,448,691)
Fair value adjustment to derivative warrant liability	-	-	7,822,980	7,822,980
Other income, including interest and loan forgiveness	11,652	-	1,049,438	1,061,090
Net income (loss)	$(8,411,969)	$(3,572,419)	$1,062,571	$(10,921,817)

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, loan receivable, investment, convertible debt, derivative warrant liability and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that carrying value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	June 30,	December 31,
	2026	2025

Financial assets, measured at amortized cost:
Cash and cash equivalents	$432,531,904	$39,959,201
Short-term investments	$363,809,999	$273,439,102
Accounts receivable	$389,772	$-
Finacial assets, measured at fair value through profit or loss (FVPTL):
Loan receivable (1)	$30,644,384	$-
Finacial assets, measured at fair value through other comprehensive income (FVTOCI):
Investment (1)	$2,955,150	$-
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(4,433,795)	$(1,639,543)
Convertible debt	$(5,800,000)	$(5,800,000)
Financial liabilities, measured at fair value through profit or loss (FVTPL):
Derivative warrant liability	$(22,020,827)	$(135,631,585)

(1) Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - valuation techniques based on inputs for the asset or liability that are not based on observable market data.

The Company uses Level 2 fair value inputs to determine the value of its derivative warrant liability and Level 3 fair value inputs to determine the value of its loan receivable and investment due to the unobservable inputs, including assumptions relating to borrower financing outcomes, strategic transaction probabilities and conversion features. The Company applies the Black-Scholes valuation model to value the derivative warrant liability.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $2,652,342.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the date of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

19.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive loss and deficit) and cash and cash equivalents and short-term investments. The components of capital on June 30, 2026 were:

Cash and cash equivalents and short-term investments	$796,341,903
Shareholders’ equity (excluding deficit and other comprehensive loss)	$1,170,584,903

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has an investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments. The Company reviews its capital management approach on an ongoing basis. There are no external restrictions on the management of capital and no changes to the Company’s capital management process for the period ended June 30, 2026.

20.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Wages and benefits	$2,701,027	$1,280,508	$4,628,417	$3,468,058
Subcontract fees	1,828,170	662,824	2,271,750	1,290,534
Stock-based compensation	1,209,202	602,308	2,549,980	756,223
Supplies	1,254,859	1,206,712	3,383,445	2,751,644
	$6,993,258	$3,752,352	$12,833,592	$8,266,459

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$2,607,704	$563,174	$4,753,692	$1,251,052
Wages and benefits	2,778,119	1,042,380	6,825,060	3,165,654
General expenses	397,649	816,193	2,084,966	1,630,690
Professional fees	725,691	562,583	1,046,121	838,767
Depreciation and amortization	1,026,953	792,814	1,984,653	1,519,682
Finance and advisory fees	6,172,500	1,302,464	9,425,000	1,779,266
Rent and facility costs	58,522	193,585	180,859	277,144
	$13,767,138	$5,273,193	$26,300,351	$10,462,255

21.	DERIVATIVE WARRANT LIABILITY

January 24, 2024

On January 24, 2024, the Company raised gross proceeds of CA$6,219,667 ($4,613,312) from the issuance of 5,098,088 units through a private placement financing facility at an offering price CA$1.22 ($0.90). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 5,098,088 common shares for a period of five (5) years from the date of closing at a price of CA$1.52 ($1.12) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.5%, volatility of 78.35%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $2,815,861. The remaining 3,381,025 warrants were remeasured using the Black-Scholes option pricing model on October 1, 2025, being the date the Company changed its functional currency from Canadian Dollars to United States Dollars. The estimated fair value on the remeasurement date was $16,447,723.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

21.	DERIVATIVE WARRANT LIABILITY (Continued)

On March 6, 2026, 2,075,682 warrants were repriced from CA$1.52 to USD$1.11. The remaining 493,505 warrants continue to be carred as a derivative warrant liability is periodically remeasured. During the period 385,809 of the remaining warrants were exercised. The remaining 97,696 warrants were remeasured on June 30, 2026.

On May 13, 2026 the Company issued 2,292,140 warrants at an exercise price of $8.25. The warrants expire on May 13, 2035. The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 4.35%, volatility of 98.16%, and estimated life of 9 years. The estimated fair value assigned to the warrants was $30,142,069.

Because the 2,292,140 warrants have a cashless exercise feature, the Company may issue a variable number of shares when a net exercise occurs. The number shares to be issued is dependent on the share price at the time of exercise. The variability in potential shares to be issued resulted in a derivative warrant liability which will be periodically remeasured with any gains or losses charged to the consolidated statements of operations and deficit. The 2,292,140 warrants were remeasured on June 30, 2026.

The following table presents the details of the derivative warrant liability:

	June 30,	December 31,
	2026	2025
Stock price	$10.28	$6.33
Exercise price range	$1.09 - $8.25	$1.09 - $6.00
Expected life in years	2.57 - 8.87	3.07 - 4.77
Volatility	98.16% - 123.74%	93.70% - 105.78%
Dividend yield	0%	0%
Risk free interest rate	3.01% - 4.35%	3.55%
Fair value of derivative warrant liability	$22,020,827	$135,631,585
Warrants	2,389,836	29,274,826

22.	LOAN RECEIVABLE

On January 7, 2026, January 21, 2026 and April 23, 2026, the Company made three loans of $10,000,000, $5,000,000 and $15,000,000 (collectively, the “Loan”) respectively for a total of $30,000,000 to a company (the “Borrower”) to be used for general working capital purposes. The loan bears interest from the initial issue date until its repayment in full when not in default at the per annum rate of six percent (6.0%), compounded daily. Upon the occurrence and during the continuance of a default, the principal and any accrued interest will bear interest at eight percent (8.0%) until the default is cured or waived.

The Loan and accrued interest are payable on the earlier of (a) the closing of a Liquidity Event; and (b) five (5) years from the initial issue date. Liquidity Events include mergers, amalgamations, reorganizations, consolidations or other transaction involving the Borrower. The Borrower has the right to repay the loan and accrued interest without penalty prior to the maturity date. If certain events occur, the Company will have the right to convert the unpaid loan and accrued interest into equity securities of the Borrower.

23.	INVESTMENTS

During the period ended June 30, 2026, the Company acquired 4,500 redeemable convertible preferred shares (4.99%) of Lessengers Inc. for $2,955,150. Lessengers Inc. is a privately held company whose shares are not quoted in an active market. The Company does not control, jointly control, or exercise significant influence over Lessengers Inc. and accordingly the investment is accounted for as a financial asset in accordance with IFRS 9 Financial Instruments.

The Company has irrevocably elected, at initial recognition, to classify the investment as an equity investment measured at fair value through other comprehensive income (FVOCI), as the investment is held for long-term strategic purposes and is not held for trading.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

23.	INVESTMENTS (Continued)

The investment is measured at fair value at each reporting date. As the shares are not publicly traded, fair value is determined using appropriate valuation techniques and observable market information where available. Changes in fair value are recognized in other comprehensive income and are not subsequently reclassified to profit or loss upon disposal. Dividends received are recognized in profit or loss when the Company’s right to receive payment has been established.

At June 30, 2026, management concluded that the transaction price continued to represent the best estimate of fair value and accordingly the investment was measured at US$2,955,150.

24.	DEFERRED CUSTOMER CONSIDERATION

On May 13, 2025, the Company granted 22,921,408 share purchase warrants at an exercise price of $8.25 to a customer in connection with a supply agreement in which the customer is expected to purchase up-to $500 million of products from the Company. The warrants vests in specified tranches if and when certain milestones are met. The warrants expire nine (9) years from the date on which they vest. On May 13, 2025, 2,292,140 warrants vested and are exercisable. The remaining 20,629,268 share purchase warrants will become exercisable in tranches as certain payment milestones are met. The fair value of the 2,292,140 share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.71%, volatility of 91.875%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $30,142,069.

The deferred customer consideration will be amortized as the Company begins to recognize product revenue from the customer.

25.	OTHER EVENTS

During the period ended June 30, 2026, in the ordinary course of business, the Company was threatened with and named as defendants to a pending legal action. The Company does not believe that the ultimate outcome of these and any outstanding matters will have a material effect upon our operations, financial position, results of operations or cash flows. The Company is assessing its response to this legal action.

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